Danske Bank

03 DEC 11 AM 7:21

Office of International Corporate Finance
Securities Exchange Commission
450 5th Street, North West
Washington, D.C. 20549
U.S.A.

Fax: 1 202 942 9628

Danske Bank
Debt Markets
2-12 Holmens Kanal
DK-1092 Copenhagen K

Tel.:+45 3344 0412

10. December 2003

03045018

File No. 82-1263

Danske Bank A/S
Rule 12g-3-2(b) filings

SUPPL

Please find attached a copy of a Stock Exchange Announcement sent to the Copenhagen Stock Exchange today.

Yours faithfully,

DANSKE BANK

Knud Erik Kristensen

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

12055 2001.12

Danske Bank

Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

December 10, 2003

Stock Exchange Announcement No. 33/2003

Danske Bank issues
new supplementary capital in Norwegian kroner

Danske Bank has decided to issue a bond loan of NOK 500 million as supplementary capital. The loan will be issued in the European bond market and listed on the Luxembourg Stock Exchange.

The bond loan will be issued on 22 December 2003 and matures on 15 February 2014. The coupon prevailing until 15 February 2011 has been fixed at three-month NIBOR plus a margin of 0.47 percentage points and the issue price has been fixed at par.

From 15 February 2011, the coupon will be fixed at three-month NIBOR plus a margin of 1.97 percentage points. At the same time the Bank may call the issue at par.

The bonds are issued as part of the refinancing of the Bank's supplementary capital.

Yours faithfully,
Danske Bank

Steen Reeslev

Contact person:
Henrik Normann, Member of the Executive Committee, tel. +45 33 44 32 00